SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 5)

                 Under the Securities Exchange Act of 1934


                      MARVEL ENTERTAINMENT GROUP, INC.
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
                      (Title of Class and Securities)


                                573913 10 0
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                             New York, NY 10021
                         Telephone: (212) 572-8600
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                               Alan C. Myers
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                               April 24, 1997
                       (Date of Event which Requires
                         Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement:                               ( )



                               SCHEDULE 13D

     CUSIP No. 573913 10 0

     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Marvel (Parent) Holdings Inc.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     -----------------------------------------------------------------
                                    (7) SOLE VOTING POWER
           NUMBER OF
            SHARES                  __________________________________
         BENEFICIALLY               (8)  SHARED VOTING POWER
           OWNED BY                      29,302,326
             EACH                   ___________________________________
           REPORTING                (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                         29,302,326

     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,302,296
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          28.8%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No.  573913 10 0

     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Andrews Group Incorporated
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     -----------------------------------------------------------------
                                    (7) SOLE VOTING POWER
           NUMBER OF
            SHARES                  ___________________________________
         BENEFICIALLY               (8)  SHARED VOTING POWER
           OWNED BY                        29,587,526
             EACH                   ___________________________________
           REPORTING                (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                   ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                           29,587,526

     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         29,587,526

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         29.1%

        --------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO

     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No.  573913 10 0

     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Mafco Holdings Inc.
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     -----------------------------------------------------------------
                                    (7) SOLE VOTING POWER
           NUMBER OF
            SHARES                  __________________________________
         BENEFICIALLY               (8)  SHARED VOTING POWER
           OWNED BY                        31,696,225
             EACH                   __________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                   __________________________________
                                    (10) SHARED DISPOSITIVE POWER
                                           31,696,225

     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         31,696,225

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         31.1%

        --------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO

     -----------------------------------------------------------------



               This statement amends and supplements the Schedule 13D, dated May 18, 1993, relating to the common stock, par value $.01 per share, of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission by New Marvel Holdings Inc. ("Marvel Holdings"), MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, dated October 12, 1993, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent) Holdings Inc. ("Marvel (Parent)"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, as amended by Amendment No. 2, dated November 15, 1996, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent), Andrews and Mafco, as amended by Amendment No. 3, dated December 30, 1996, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent), Andrews and Mafco, as amended by Amendment No. 4, dated March 10, 1997, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent), Andrews and Mafco.

Item 2.  Identity and Background.

               This statement is filed on behalf of Marvel (Parent), Andrews and Mafco. Marvel (Parent), Andrews and Mafco are collectively referred to as the "Reporting Persons."

Item 5.  Interest in Securities of the Issuer.

               (a)-(b) As of March 27, 1997, there were 101,809,657 shares of Marvel Common Stock outstanding. On April 24, 1997, Marvel (Parent) received notice from LaSalle National Bank, as Trustee under the Indenture (the "Indenture"), dated as of October 1, 1993, between Marvel (Parent) and NationsBank of Georgia, National Association, as Original Trustee, as succeeded by The Bank of New York, as First Successor Trustee and LaSalle National Bank as Second Successor Trustee, that all rights of Marvel (Parent) to exercise voting and other consensual rights with respect to 1,000 shares of Marvel Holdings pledged pursuant to the terms of the Indenture had been terminated, that all such rights had vested in the Trustee, and that the Trustee has the sole right to exercise such voting and consensual rights. Also on April 24, 1997, three officers of Mafco who served as directors of Marvel Holdings were notified by the Trustee that they had been removed as directors of Marvel Holdings and that Mr. Carl C. Icahn, Mr. Robert Mitchell and Mr. Vincent Intrieri have been elected to the board of directors of Marvel Holdings. As a result, the Reporting Persons are no longer deemed to have beneficial ownership of the 50,932,167 shares of Marvel Common Stock beneficially owned by Marvel Holdings.

               Marvel (Parent) may still be deemed to own beneficially 29,302,326 shares of Marvel Common Stock, or 28.8% of the total outstanding, and Andrews may be deemed to own beneficially 29,587,526 shares, or 29.1% of the total outstanding. Other affiliates of Mafco own 2,108,699 shares and therefore Mafco may be deemed to own beneficially 31,696,225 shares or 31.1% of the total outstanding Marvel Common Stock.

               Except as set forth above, the Reporting Persons do not beneficially own any Marvel Common Stock.

               (c) Not applicable.

               (d) Not applicable.

               (e) Not applicable.


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 1997

                                   Marvel (Parent) Holdings Inc.
                                   Andrews Group Incorporated
                                   Mafco Holdings Inc.

                                   By:/s/ Barry F. Schwartz
                                   Name:  Barry F. Schwartz
                                   Title: Executive Vice
                                   President and General Counsel